Exhibit 4.4

                              ARTICLES OF AMENDMENT

                                     to the

                            ARTICLES OF INCORPORATION

                                       of

                              ALABAMA POWER COMPANY



         Pursuant to, and with the effect provided in, Section 10-2B-6.02 of the Code of Alabama, 1975, as amended (the "Code"), the undersigned company adopts the following Articles of Amendment to its Articles of Incorporation:

     FIRST: The name of the company is "Alabama Power Company" (the "Company").

     SECOND: The following resolutions amending the Company's Articles of Incorporation, as amended, providing for, among other things, the issuance and sale of not more than 8,000,000 shares of Class A Preferred Stock ($25 Stated Capital Per Share) in one or more series and establishing each series of the new stock, was duly adopted in the manner provided by the Code by the Company's Board of Directors at a meeting held on July 24, 1998, shareholder approval therefor not being required:

                  RESOLVED, That the relative rights and preferences of 8,000,000 of the authorized but unissued shares of undesignated Class A Preferred Stock (stated capital $25 per share) (the "new stock") are hereby authorized to be issued in one or more series, and that in those respects in which the shares thereof may vary from the shares of other series of Class A Preferred Stock which may now or hereafter be authorized or created, shall be as follows:

                  (1) The officers of the Company be and hereby are authorized to determine the dividend rate or rates of the new stock, not to exceed 6.0% of the stated capital per annum, accruing from the date of original issue and the dividend payment dates shall be the first days of January, April, July and October in each year commencing on the next applicable dividend payment date following the date of issuance of the new stock;

                  (2) No shares of the new stock shall be redeemed prior to ten years from the first day of the month in which the new stock is issued and the price at which shares may be redeemed thereafter shall be $25 per share, plus accrued dividends to the date of redemption;


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                  (3) The amount  payable in the event of  liquidation  shall be
                  $25 per share, plus accrued dividends;

                  (4) The shares of such class shall not be, by their terms, convertible or exchangeable;

                  (5) The shares of such class shall not be, by their terms, entitled to the benefit of any sinking fund; and

                  (6) Upon the issuance of shares of the new stock, there shall be transferred from the Premium on Capital Stock Account to the Preferred Stock Account an amount equal to $24 per share, and thereafter the stated capital of each share of the new stock shall be $25 per share.

         THIRD: The undersigned officers of the Company pursuant to the authority granted them by the Company's Board of Directors at a meeting held on July 24, 1998 hereby establish and designate, on behalf of the Company, two new series of Class A Preferred Stock comprising 1,520,000 shares of 5.83% Class A Preferred Stock (the "5.83% Class A Preferred Stock") and 6,480,000 shares of 5.20% Class A Preferred Stock (the "5.20% Class A Preferred Stock"). Dividends shall be payable upon the 5.83% Class A Preferred Stock at a rate of 5.83% of the stated capital per annum. Subject to the provisions in Exhibit A hereto, dividends shall be payable on the 5.20% Class A Preferred Stock at a rate of 5.20% of the stated capital per annum.

         IN WITNESS WHEREOF, the undersigned officers of the Company, do hereby set their hand and the seal of the Company on the day of August, 1998.





                                             William B. Hutchins, III
                                             Vice President
                                             Alabama Power Company




                                             Patsy B. Southerland
                                             Assistant Secretary
                                             Alabama Power Company


This Instrument was prepared by:
Monica Warmbrod
Balch & Bingham LLP
1901 Sixth Avenue North, Suite 2600
Birmingham, Alabama  35203


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                                    Exhibit A

         If, prior to 18 months after the date of the original issuance of the 5.20% Class A Preferred Stock, one or more amendments to the Internal Revenue Code of 1986, as amended (the "Code"), are enacted that reduce the percentage of the dividends-received deduction for certain corporations (currently 70%) as specified in Section 243(a)(1) of the Code or any successor provision (the "Dividends-Received Percentage"), certain adjustments may be made in respect of the dividends payable by the Company on the 5.20% Class A Preferred Stock, and Post Declaration Date Dividends and Retroactive Dividends (as such terms are defined below) may become payable on the 5.20% Class A Preferred Stock, as described below.

         The amount of each dividend payable (if declared) per share of 5.20% Class A Preferred Stock for dividend payments made on or after the effective date of such change in the Code will be adjusted by multiplying the amount of the dividend payable described above (before adjustment) by the following fraction (the "DRD Formula"), and rounding the result to the nearest cent (with one-half cent rounded up):

                                                    1-.35(1-70)
                                  1-.35(1-DRP)

         For the purposes of the DRD Formula, "DRP" means the Dividends-Received Percentage (expressed as a decimal) applicable to the dividend in question; provided, however, that if the Dividends-Received Percentage applicable to the dividend in question shall be less than 50%, then the DRP shall equal .50. No amendment to the Code, other than a change in the percentage of the dividends-received deduction set forth in Section 243(a)(1) of the Code or any successor provision thereto, will give rise to an adjustment. Notwithstanding the foregoing provisions, if, with respect to any such amendment, the Company receives either an unqualified opinion of nationally recognized independent tax counsel selected by the Company or a private letter ruling or similar form of authorization from the Internal Revenue Service ("IRS") to the effect that such amendment does not apply to a dividend payable on the 5.20% Class A Preferred Stock, then such amendment will not result in the adjustment provided for pursuant to the DRD Formula with respect to such dividend. The opinion referenced in the previous sentence shall be based upon the legislation amending or establishing the DRP or upon a published pronouncement of the IRS addressing such legislation.

         Notwithstanding the foregoing, if any such amendment to the Code is enacted after the dividend payable on a Dividend Payment Date has been declared, the amount of the dividend payable on such Dividend Payment Date will not be increased; instead, additional dividends (the "Post Declaration Date Dividends") equal to the excess, if any, of (x) the product of the dividend paid by the Company on such Dividend Payment Date and the DRD Formula (where the DRP used in the DRD Formula would be equal to the greater of the Dividend-Received Percentage applicable to the dividend in question and .50) over (y) the dividend paid by the Company on such Dividend Payment Date, will be payable (if declared) to holders of 5.20% Class A Preferred Stock on the record date applicable to the next succeeding Dividend Payment Date or, if the 5.20% Class A Preferred Stock is called for redemption prior to such record date, to holders of 5.20% Class A Preferred Stock on the applicable redemption date, as the case may be, in addition to any other amounts payable on such date. Notwithstanding the foregoing provisions, if, with respect to any such amendment, the Company receives either an unqualified opinion of nationally recognized independent tax counsel selected by the Company or a private letter ruling or similar form of authorization from the IRS to the effect that such amendment does not apply to a dividend so payable on the 5.20% Class A Preferred Stock, then such amendment will not result in the payment of Post Declaration Date Dividends. The opinion referenced in the previous sentence shall be based upon the legislation amending or establishing the DRP or upon a published pronouncement of the IRS addressing such legislation.

         If any such amendment to the Code is enacted and the reduction in the Dividends-Received Percentage retroactively applies to a Dividend Payment Date as to which the Company previously paid dividends on the 5.20% Class A Preferred Stock (each, an "Affected Dividend Payment Date"), the Company will pay (if declared) additional dividends (the "Retroactive Dividends") to holders of 5.20% Class A Preferred Stock on the record date applicable to the next succeeding Dividend Payment Date (or, if such amendment is enacted after the dividend payable on such Dividend Payment Date has been declared, to holders of 5.20% Class A Preferred Stock on the record date following the date of enactment) or, if the 5.20% Class A Preferred Stock is called for redemption prior to such record date, to holders of 5.20% Class A Preferred Stock on the applicable redemption date, as the case may be, in an amount equal to the excess of (x) the product of the dividend paid by the Company on each Affected Dividend Payment Date and the DRD Formula (where the DRP used in the DRD Formula would be equal to the greater of the Dividends-Received Percentage and .50 applied to each Affected Dividend Payment Date) over (y) the sum of the dividends paid by the Company on each Affected Dividend Payment Date. The Company will only make one payment of Retroactive Dividends for any such amendment. Notwithstanding the foregoing provisions, if, with respect to any such amendment, the Company receives either an unqualified opinion of nationally recognized independent tax counsel selected by the Company or a private letter ruling or similar form of authorization from the IRS to the effect that such amendment does not apply to a dividend payable on an Affected Dividend Payment Date for the 5.20% Class A Preferred Stock, then such amendment will not result in the payment of Retroactive Dividends with respect to such Affected Dividend Payment Date. The opinion referenced in the previous sentence shall be based upon the legislation amending or establishing the DRP or upon a published pronouncement of the IRS addressing such legislation.

         Notwithstanding the foregoing, no adjustment in the dividends payable by the Company shall be made, and no Post Declaration Date Dividends or Retroactive Dividends shall be payable by the Company, in respect of the enactment of any amendment to the Code 18 months or more after the date of original issuance of the 5.20% Class A Preferred Stock that reduces the Dividends-Received Percentage.

         In the event that the amount of dividends payable per share of the 5.20% Class A Preferred Stock is adjusted pursuant to the DRD Formula and/or Post Declaration Date Dividends or Retroactive Dividends are to be paid, the Company will give notice of each such adjustment and, if applicable, any Post Declaration Date Dividends and Retroactive Dividends to the holders of 5.20% Class A Preferred Stock.

         Unless the context otherwise requires, references to dividends on the 5.20% Class A Preferred Stock in the Company's Articles of Incorporation, as amended, shall mean dividends as adjusted by the DRD Formula.